SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 2 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 6710

B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  120 East Liberty Drive
     Principal Executive Offices:     Suite 400
                                      Wheaton, Illinois  60187

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      120 East Liberty Drive
                                      Suite 400
                                      Wheaton, Illinois  60187

                                      CHAPMAN & CUTLER LLP
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title and Amount of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                   SUBJECT TO COMPLETION, DATED MAY 12, 2017

                    Dow(R) Target 5 3Q '17 - Term 10/9/18
                   Dow(R) Target Dvd. 3Q '17 - Term 10/9/18
                    Global Target 15 3Q '17 - Term 10/9/18
                     S&P Target 24 3Q '17 - Term 10/9/18
                   S&P Target SMid 60 3Q '17 - Term 10/9/18
                   Target Divsd. Dvd. 3Q '17 - Term 10/9/18
                    Target Dbl. Play 3Q '17 - Term 10/9/18
                     Target Focus 4 3Q '17 - Term 10/9/18
               Target Global Dvd. Leaders 3Q '17 - Term 10/9/18
                     Target Growth 3Q '17 - Term 10/9/18
                      Target Triad 3Q '17 - Term 10/9/18
                       Target VIP 3Q '17 - Term 10/9/18
                Value Line(R) Target 25 3Q '17 - Term 10/9/18

                                    FT 6710

FT 6710 is a series of a unit investment trust, the FT Series. FT 6710 consists of 13 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                FIRST TRUST(R)

                                 800-621-1675

                 The date of this prospectus is July __, 2017

                              Table of Contents

Summary of Essential Information                                        3
Fee Table                                                               9
Report of Independent Registered Public Accounting Firm                13
Statements of Net Assets                                               14
Schedules of Investments                                               20
The FT Series                                                          46
Portfolios                                                             47
Risk Factors                                                           55
Hypothetical Performance Information                                   58
Public Offering                                                        64
Distribution of Units                                                  66
The Sponsor's Profits                                                  67
The Secondary Market                                                   68
How We Purchase Units                                                  68
Expenses and Charges                                                   68
Tax Status                                                             69
Retirement Plans                                                       75
Rights of Unit Holders                                                 75
Income and Capital Distributions                                       76
Redeeming Your Units                                                   77
Investing in a New Trust                                               78
Removing Securities from a Trust                                       79
Amending or Terminating the Indenture                                  80
Information on the Sponsor, Trustee and Evaluator                      80
Other Information                                                      81

                 Summary of Essential Information (Unaudited)

                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                      Sponsor:  First Trust Portfolios L.P.
                      Trustee:  The Bank of New York Mellon
                    Evaluator:  First Trust Advisors L.P.

                                                                        The Dow(R)            The Dow(R)               Global
                                                                         Target 5           Target Dividend          Target 15
                                                                      Portfolio, 3rd        Portfolio, 3rd         Portfolio, 3rd
                                                                   Quarter 2017 Series    Quarter 2017 Series   Quarter 2017 Series
                                                                   ___________________    ___________________   ___________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                       1/                     1/                    1/
Public Offering Price:
Public Offering Price per Unit (2)                                   $    10.000            $    10.000           $    10.000
   Less Initial Sales Charge per Unit (3)                                  (.000)                 (.000)                (.000)
                                                                     ___________            ___________           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)            10.000                 10.000                10.000
   Less Deferred Sales Charge per Unit (3)                                 (.135)                 (.135)                (.135)
                                                                     ___________            ___________           ___________
Redemption Price per Unit (5)                                              9.865                  9.865                 9.865
    Less Creation and Development Fee per Unit (3)(5)                      (.050)                 (.050)                (.050)
    Less Organization Costs per Unit (5)                                   (.034)                 (.028)                (.039)
                                                                     ___________            ___________           ___________
Net Asset Value per Unit                                             $     9.781            $     9.787           $     9.776
                                                                     ===========            ===========           ===========

Tax Status (6)                                                     Grantor Trust          Grantor Trust           Grantor Trust
Distribution Frequency (7)                                             Monthly                Monthly                 Monthly
Initial Distribution Date (7)                                     August 25, 2017        August 25, 2017         August 25, 2017
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Account Cash CUSIP Number
Fee Account Reinvestment CUSIP Number
Pricing Line Product Code
Ticker Symbol

First Settlement Date                                          July __, 2017
Mandatory Termination Date (8)                                 October 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                      Sponsor:  First Trust Portfolios L.P.
                      Trustee:  The Bank of New York Mellon
                    Evaluator:  First Trust Advisors L.P.

                                                                             S&P                   S&P                 Target
                                                                          Target 24          Target SMid 60     Diversified Dividend
                                                                       Portfolio, 3rd        Portfolio, 3rd        Portfolio, 3rd
                                                                     Quarter 2017 Series   Quarter 2017 Series  Quarter 2017 Series
                                                                     ___________________   ___________________  ____________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                         1/                    1/                   1/
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000           $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)                (.000)               (.000)
                                                                       ___________           ___________          ____ _______
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000                10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)                (.135)               (.135)
                                                                       ___________           ___________          ___________
Redemption Price per Unit (5)                                                9.865                 9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)                (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.045)                (.036)               (.020)
                                                                       ___________           ___________          ___________
Net Asset Value per Unit                                               $     9.770           $     9.779          $     9.795
                                                                       ===========           ===========          ===========

Tax Status (6)                                                       Grantor Trust               RIC                  RIC
Distribution Frequency (7)                                               Monthly            Semi-Annually           Monthly
Initial Distribution Date (7)                                       August 25, 2017       December 25, 2017     August 25, 2017
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Account Cash CUSIP Number
Fee Account Reinvestment CUSIP Number
Pricing Line Product Code
Ticker Symbol

First Settlement Date                                          July __, 2017
Mandatory Termination Date (8)                                 October 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                      Sponsor:  First Trust Portfolios L.P.
                      Trustee:  The Bank of New York Mellon
                    Evaluator:  First Trust Advisors L.P.

                                                                                                                     Target Global
                                                                     Target Double Play      Target Focus Four     Dividend Leaders
                                                                       Portfolio, 3rd          Portfolio, 3rd       Portfolio, 3rd
                                                                        Quarter 2017            Quarter 2017         Quarter 2017
                                                                           Series                  Series               Series
                                                                     __________________      _________________     ________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                         1/                      1/                    1/
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000             $    10.000           $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)                  (.000)                (.000)
                                                                       ___________             ___________           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000                  10.000                10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)                  (.135)                (.135)
                                                                       ___________             ___________           ___________
Redemption Price per Unit (5)                                                9.865                   9.865                 9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)                  (.050)                (.050)
    Less Organization Costs per Unit (5)                                     (.047)                  (.029)                (.012)
                                                                       ___________             ___________           ___________
Net Asset Value per Unit                                               $     9.768             $     9.786           $     9.803
                                                                       ===========             ===========           ===========

Tax Status (6)                                                             RIC                     RIC                   RIC
Distribution Frequency (7)                                               Monthly              Semi-Annually            Monthly
Initial Distribution Date (7)                                        August 25, 2017        December 25, 2017      August 25, 2017
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Account Cash CUSIP Number
Fee Account Reinvestment CUSIP Number
Pricing Line Product Code
Ticker Symbol

First Settlement Date                                          July __, 2017
Mandatory Termination Date (8)                                 October 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                      Sponsor:  First Trust Portfolios L.P.
                      Trustee:  The Bank of New York Mellon
                    Evaluator:  First Trust Advisors L.P.

                                                                                             Target
                                                                                             Growth               Target Triad
                                                                                         Portfolio, 3rd          Portfolio, 3rd
                                                                                       Quarter 2017 Series     Quarter 2017 Series
                                                                                       ___________________     ___________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                           1/                      1/
Public Offering Price:
Public Offering Price per Unit (2)                                                       $    10.000             $    10.000
   Less Initial Sales Charge per Unit (3)                                                      (.000)                  (.000)
                                                                                         ___________             ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                10.000                  10.000
   Less Deferred Sales Charge per Unit (3)                                                     (.135)                  (.135)
                                                                                         ___________             ___________
Redemption Price per Unit (5)                                                                  9.865                   9.865
    Less Creation and Development Fee per Unit (3)(5)                                          (.050)                  (.050)
    Less Organization Costs per Unit (5)                                                       (.038)                  (.031)
                                                                                         ___________             ___________
Net Asset Value per Unit                                                                 $     9.777             $     9.784
                                                                                         ===========             ===========

Tax Status (6)                                                                               RIC                     RIC
Distribution Frequency (7)                                                              Semi-Annually           Semi-Annually
Initial Distribution Date (7)                                                         December 25, 2017       December 25, 2017
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Account Cash CUSIP Number
Fee Account Reinvestment CUSIP Number
Pricing Line Product Code
Ticker Symbol

First Settlement Date                                           July __, 2017
Mandatory Termination Date (8)                                  October 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

                 Summary of Essential Information (Unaudited)

                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                      Sponsor:  First Trust Portfolios L.P.
                      Trustee:  The Bank of New York Mellon
                    Evaluator:  First Trust Advisors L.P.


                                                                                                               Value Line(R)
                                                                                                                 Target 25
                                                                                           Target VIP          Portfolio, 3rd
                                                                                         Portfolio, 3rd         Quarter 2017
                                                                                       Quarter 2017 Series         Series
                                                                                       ___________________     ______________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                           1/                      1/
Public Offering Price:
Public Offering Price per Unit (2)                                                       $    10.000             $    10.000
   Less Initial Sales Charge per Unit (3)                                                      (.000)                  (.000)
                                                                                         ___________             ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                10.000                  10.000
   Less Deferred Sales Charge per Unit (3)                                                     (.135)                  (.135)
                                                                                         ___________             ___________
Redemption Price per Unit (5)                                                                  9.865                   9.865
    Less Creation and Development Fee per Unit (3)(5)                                          (.050)                  (.050)
    Less Organization Costs per Unit (5)                                                       (.029)                  (.038)
                                                                                         ___________             ___________
Net Asset Value per Unit                                                                 $     9.786             $     9.777
                                                                                         ===========             ===========

Tax Status (6)                                                                               RIC                Grantor Trust
Distribution Frequency (7)                                                              Semi-Annually              Monthly
Initial Distribution Date (7)                                                         December 25, 2017        August 25, 2017
Cash CUSIP Number
Reinvestment CUSIP Number
Fee Account Cash CUSIP Number
Fee Account Reinvestment CUSIP Number
Pricing Line Product Code
Ticker Symbol

First Settlement Date                                           July __, 2017
Mandatory Termination Date (8)                                  October 9, 2018
____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


                   NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on July __, 2017, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) See "Amending or Terminating the Indenture."

                            Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                       The Dow(R)
                                                           Target 5 Portfolio            Target Dividend Portfolio
                                                         3rd Quarter 2017 Series          3rd Quarter 2017 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 0.00%(a)     $.000                0.00%(a)      $.000
   Deferred sales charge                                1.35%(b)     $.135                1.35%(b)      $.135
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             1.85%        $.185                1.85%         $.185
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .340%(d)     $.0340               .280%(d)      $.0280
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees                .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .114%(f)     $.0114               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .174%        $.0174               .174%         $.0174
                                                        =====        ======               =====         ======

                                                                 Global                        S&P Target 24
                                                           Target 15 Portfolio                   Portfolio
                                                         3rd Quarter 2017 Series          3rd Quarter 2017 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 0.00%(a)     $.000                0.00%(a)      $.000
   Deferred sales charge                                1.35%(b)     $.135                1.35%(b)      $.135
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             1.85%        $.185                1.85%         $.185
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .390%(d)     $.0390               .450%(d)      $.0450
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees                .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .283%(f)     $.0283               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .343%        $.0343               .174%         $.0174
                                                        =====        ======               =====         ======

                                                     S&P Target SMid 60          Target Diversified          Target Double Play
                                                          Portfolio              Dividend Portfolio               Portfolio
                                                   3rd Quarter 2017 Series     3rd Quarter 2017 Series     3rd Quarter 2017 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            0.00%(a)     $.000          0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                           1.35%(b)     $.135          1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        1.85%        $.185          1.85%        $.185          1.85%        $.185
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .360%(d)     $.0360         .200%(d)     $.0200         .470%(d)     $.0470
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees           .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                      Target Focus Four        Target Global Dividend           Target Growth
                                                          Portfolio               Leaders Portfolio               Portfolio
                                                   3rd Quarter 2017 Series     3rd Quarter 2017 Series     3rd Quarter 2017 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            0.00%(a)     $.000          0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                           1.35%(b)     $.135          1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        1.85%        $.185          1.85%        $.185          1.85%        $.185
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .120%(d)     $.0120         .380%(d)     $.0380
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees           .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                        Target Triad                 Target VIP                 Value Line(R)
                                                          Portfolio                   Portfolio              Target 25 Portfolio
                                                   3rd Quarter 2017 Series     3rd Quarter 2017 Series     3rd Quarter 2017 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            0.00%(a)     $.000          0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                           1.35%(b)     $.135          1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        1.85%        $.185          1.85%        $.185          1.85%        $.185
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .310%(d)     $.0310         .290%(d)     $.0290         .380%(d)     $.0380
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative and evaluation fees           .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .196%(f)     $.0196         .114%(f)     $.0114
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .256%        $.0256         .174%        $.0174
                                                   =====        ======         =====        ======         =====        ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                               1 Year     3 Years    5 Years    10 Years
                                                                               ______     _______    _______    ________
The Dow(R) Target 5                                                            $236       $728      $1,003     $2,170
Portfolio, 3rd Quarter 2017 Series
The Dow(R) Target Dividend Portfolio, 3rd Quarter 2017 Series                   230        710        979       2,120
Global Target 15 Portfolio, 3rd Quarter 2017 Series                             258        794       1,109      2,386
S&P Target 24 Portfolio, 3rd Quarter 2017 Series                                247        761       1,047      2,260
S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series                           240        738       1,018      2,200
Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series                  224        690        953       2,068
Target Double Play Portfolio, 3rd Quarter 2017 Series                           251        771       1,062      2,289
Target Focus Four Portfolio, 3rd Quarter 2017 Series                            233        717        990       2,142
Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series               216        666        921       2,001
Target Growth Portfolio, 3rd Quarter 2017 Series                                242        744       1,026      2,216
Target Triad Portfolio, 3rd Quarter 2017 Series                                 235        723        998       2,159
Target VIP Portfolio, 3rd Quarter 2017 Series                                   240        738       1,025      2,215
Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series                      240        740       1,019      2,202

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2017.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                            Report of Independent
                      Registered Public Accounting Firm

                           Statements of Net Assets

                                   FT 6710

                      At the Opening of Business on the
                    Initial Date of Deposit-July __, 2017

                                                                     The Dow(R)            The Dow(R) Target     Global Target 15
                                                                     Target 5 Portfolio    Dividend Portfolio    Portfolio
                                                                     3rd Quarter           3rd Quarter           3rd Quarter
                                                                     2017 Series           2017 Series           2017 Series
                                                                     __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $                     $                     $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (   )                 (   )                 (   )
Less liability for deferred sales charge (4)                            (   )                 (   )                 (   )
Less liability for creation and development fee (5)                     (   )                 (   )                 (   )
                                                                     _______               _______               _______
Net assets                                                           $                     $                     $
                                                                     =======               =======               =======
Units outstanding
Net asset value per Unit (6)                                         $ 9.781               $ 9.787                $9.776

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $                     $                     $
Less maximum sales charge (7)                                           (   )                 (   )                 (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (   )                 (   )                 (   )
                                                                     _______               _______               _______
Net assets                                                           $                     $                     $
                                                                     =======               =======               =======
__________

See "Notes to Statements of Net Assets" on page 19.

                           Statements of Net Assets

                                   FT 6710

                      At the Opening of Business on the
                    Initial Date of Deposit-July __, 2017

                                                                     S&P                   S&P
                                                                     Target 24             Target SMid 60        Target Diversified
                                                                     Portfolio             Portfolio             Dividend Portfolio
                                                                     3rd Quarter           3rd Quarter           3rd Quarter
                                                                     2017 Series           2017 Series           2017 Series
                                                                     ___________           ______________        __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $                     $                     $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (   )                 (   )                 (   )
Less liability for deferred sales charge (4)                            (   )                 (   )                 (   )
Less liability for creation and development fee (5)                     (   )                 (   )                 (   )
                                                                     _______               _______               _______
Net assets                                                           $                     $                     $
                                                                     =======               =======               =======
Units outstanding
Net asset value per Unit (6)                                         $ 9.770               $ 9.779               $ 9.795

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $                     $                     $
Less maximum sales charge (7)                                           (   )                 (   )                 (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (   )                 (   )                 (   )
                                                                     _______               _______               _______
Net assets                                                           $                     $                     $
                                                                     =======               =======               =======
__________

See "Notes to Statements of Net Assets" on page 19.

                           Statements of Net Assets

                                   FT 6710

                      At the Opening of Business on the
                    Initial Date of Deposit-July __, 2017

                                                                     Target                                      Target Global
                                                                     Double Play           Target Focus Four     Dividend Leaders
                                                                     Portfolio             Portfolio             Portfolio
                                                                     3rd Quarter           3rd Quarter           3rd Quarter
                                                                     2017 Series           2017 Series           2017 Series
                                                                     ___________           _________________     ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $                     $                     $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (   )                 (   )                 (   )
Less liability for deferred sales charge (4)                            (   )                 (   )                 (   )
Less liability for creation and development fee (5)                     (   )                 (   )                 (   )
                                                                     _______               _______               _______
Net assets                                                           $                     $                     $
                                                                     =======               =======               =======
Units outstanding
Net asset value per Unit (6)                                         $ 9.768               $ 9.786               $ 9.803

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $                     $                     $
Less maximum sales charge (7)                                           (   )                 (   )                 (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (   )                 (   )                 (   )
                                                                     _______               _______               _______
Net assets                                                           $                     $                     $
                                                                     =======               =======               =======
__________

See "Notes to Statements of Net Assets" on page 19.

                           Statements of Net Assets

                                   FT 6710

                      At the Opening of Business on the
                    Initial Date of Deposit-July __, 2017

                                                                                           Target                Target Triad
                                                                                           Growth Portfolio      Portfolio
                                                                                           3rd Quarter           3rd Quarter
                                                                                           2017 Series           2017 Series
                                                                                           ________________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                           $                     $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                 (   )                 (   )
Less liability for deferred sales charge (4)                                                  (   )                 (   )
Less liability for creation and development fee (5)                                           (   )                 (   )
                                                                                           _______               _______
Net assets                                                                                 $                     $
                                                                                           =======               =======
Units outstanding
Net asset value per Unit (6)                                                               $ 9.777               $ 9.784

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                      $                     $
Less maximum sales charge (7)                                                                 (   )                 (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                 (   )                 (   )
                                                                                           _______               _______
Net assets                                                                                 $                     $
                                                                                           =======               =======
__________

See "Notes to Statements of Net Assets" on page 19.

                           Statements of Net Assets

                                   FT 6710

                      At the Opening of Business on the
                    Initial Date of Deposit-July __, 2017

                                                                                                                 Value Line(R)
                                                                                           Target VIP            Target 25
                                                                                           Portfolio             Portfolio
                                                                                           3rd Quarter           3rd Quarter
                                                                                           2017 Series           2017 Series
                                                                                           ___________           _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                           $                     $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                 (   )                 (   )
Less liability for deferred sales charge (4)                                                  (   )                 (   )
Less liability for creation and development fee (5)                                           (   )                 (   )
                                                                                           _______               _______
Net assets                                                                                 $                     $
                                                                                           =======               =======
Units outstanding
Net asset value per Unit (6)                                                               $ 9.786               $ 9.777

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                      $                     $
Less maximum sales charge (7)                                                                 (   )                 (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                 (   )                 (   )
                                                                                           _______               _______
Net assets                                                                                 $                     $
                                                                                           =======               =======
__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of October 9, 2018.

(2) An irrevocable letter of credit for approximately $4,150,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 3rd Quarter 2017 Series ; Target Double Play Portfolio, 3rd Quarter 2017 Series; Global Target 15 Portfolio, 3rd Quarter 2017 Series; S&P Target 24 Portfolio, 3rd Quarter 2017 Series; S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series; Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series; Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series; Target Growth Portfolio, 3rd Quarter 2017 Series; and Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series ; approximately $350,000 has been allocated to The Dow(R) Target Dividend Portfolio, 3rd Quarter 2017 Series ; approximately $500,000 has been allocated to each of Target Focus Four Portfolio, 3rd Quarter 2017 Series and Target Triad Portfolio, 3rd Quarter 2017 Series; and approximately $1,000,000 has been allocated to Target VIP Portfolio, 3rd Quarter 2017 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0120 to $.0470 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on October 20, 2017 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2017. If Unit holders redeem Units before December 20, 2017 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                           Schedule of Investments

            The Dow(R) Target 5 Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                 Percentage
                                                                 of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                                                Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                 Price          Shares     Share       the Trust (2)  Yield (3)
_______________________________                                  _________      ______     _______     _________      _________
COMMON STOCKS (100%):
                                                                      %                    $           $              %
                                                                      %                                               %
                                                                      %                                               %
                                                                      %                                               %
                                                                      %                                               %
                                                                   ____                                ________
               Total Investments                                   100%                                $
                                                                   ====                                ========
___________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

        The Dow(R) Target Dividend Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                 Percentage
                                                                 of Aggregate  Number     Market       Cost of        Current
Ticker Symbol and                                                Offering      of         Value per    Securities to  Dividend
Name of Issuer of Securities (1)                                 Price         Shares     Share        the Trust (2)  Yield (3)
________________________________                                 _________     ______     ________     __________     ______
COMMON STOCKS (100%):
                                                                     %                    $            $              %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                     %                                                %
                                                                  ____                                 ________
               Total Investments                                  100%                                 $
                                                                  ====                                 ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

              Global Target 15 Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                        Percentage                            Cost of
                                                                        of Aggregate   Number     Market      Securities   Current
Ticker Symbol and                                                       Offering       of         Value per   to the       Dividend
Name of Issuer of Securities (1)(5)                                     Price          Shares     Share       Trust (2)    Yield (3)
___________________________________                                     ___________    ______     ________    ________     ________
COMMON STOCKS (100.00%):
                                                                              %                   $           $            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                              %                                            %
                                                                        _______                               ________
                      Total Investments                                 100.00%                               $
                                                                        =======                               ========
_____________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

               S&P Target 24 Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       _________    _____________
COMMON STOCKS (100.00%):
                                                                             %                      $            $
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                       _______                                   ________
               Total Investments                                       100.00%                                   $
                                                                       =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

             S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       ________     __________
COMMON STOCKS (100.00%):
                                                                             %                      $            $
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %

                      Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       ________     __________
                                                                            %                       $            $
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                            %
                                                                      _______                                    ________
              Total Investments                                       100.00%                                    $
                                                                      =======                                    ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

        Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       ________     __________
COMMON STOCKS (100.00%):
                                                                             %                      $            $
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %

                      Schedule of Investments (cont'd.)

        Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       ________     __________
                                                                             %                      $            $
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                       _______                                   ________
            Total Investments                                          100.00%                                   $
                                                                       =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

             Target Double Play Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                          Percentage        Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price    Shares     Share       the Trust (2)
___________________________________                                       _________         ______     _______     _________
COMMON STOCKS (100.00%):
                                                                                %                      $           $
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %

                      Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                          Percentage        Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price    Shares     Share       the Trust (2)
___________________________________                                       _________         ______     _______     _________
                                                                                %                      $           $
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                                %
                                                                          _______                                  ________
               Total Investments                                          100.00%                                  $
                                                                          =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

             Target Focus Four Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
COMMON STOCKS (100.00%):
                                                                               %                      $            $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

Page 30



                      Schedule of Investments (cont'd.)

             Target Focus Four Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
                                                                               %                      $            $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

                      Schedule of Investments (cont'd.)

             Target Focus Four Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
                                                                               %                      $            $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

                      Schedule of Investments (cont'd.)

             Target Focus Four Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
                                                                              %                       $            $
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                        _______                                    ________
               Total Investments                                        100.00%                                    $
                                                                        =======                                    ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

       Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       ________     __________
COMMON STOCKS (100.00%):
                                                                             %                      $            $
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %

                      Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ___________     ______       ________     __________
                                                                             %                      $            $
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                             %
                                                                       ________                                  ________
                 Total Investments                                     100.00%                                      $
                                                                       ========                                  ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

               Target Growth Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

    At the Opening of Business on the Initial Date of Deposit-July __, 2017

                                                                         Percentage       Number      Market        Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares      Share         the Trust (2)
___________________________________                                      ____________     ______      ________      ____________
COMMON STOCKS (100.00%):
                                                                               %                      $             $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                         _______                                    _________
          Total Investments                                              100.00%                                    $
                                                                         =======                                    =========
___________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

                Target Triad Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
COMMON STOCKS (100.00%):
                                                                               %                      $            $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

                      Schedule of Investments (cont'd.)

                Target Triad Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
                                                                               %                      $            $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

                      Schedule of Investments (cont'd.)

                Target Triad Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                         Percentage
                                                                         of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                        Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price           Shares       Share        the Trust (2)
___________________________________                                      ___________     ______       ________     __________
                                                                              %                       $            $
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                              %
                                                                        _______                                    ________
         Total Investments                                              100.00%                                    $
                                                                        =======                                    ========
______________________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

                 Target VIP Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

    At the Opening of Business on the Initial Date of Deposit-July __, 2017

                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ____________     ______     _________   ____________
COMMON STOCKS (100.00%):
                                                                               %                      $           $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

                      Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

    At the Opening of Business on the Initial Date of Deposit-July __, 2017

                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ____________     ______     _________   ____________
                                                                               %                      $           $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %

                      Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

    At the Opening of Business on the Initial Date of Deposit-July __, 2017

                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ____________     ______     _________   ____________
                                                                               %                      $           $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                         _______                                  ________
                  Total Investments                                      100.00%                                  $
                                                                         =======                                  ========
___________

See "Notes to Schedules of Investments" on page 44.

                           Schedule of Investments

          Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series
                                    FT 6710

                       At the Opening of Business on the
                     Initial Date of Deposit-July __, 2017

                                                                          Percentage
                                                                          of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                         Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                       Price           Shares      Share         the Trust (2)
___________________________________                                       _________       ______      _________     _________
COMMON STOCKS (100.00%):
                                                                               %                      $             $
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                               %
                                                                         _______                                   ________
                 Total Investments                                       100.00%                                   $
                                                                         =======                                   ========
___________

See "Notes to Schedules of Investments" on page 44.

Page 43


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July __, 2017. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                           Cost of Securities     Profit
                                                                               to Sponsor         (Loss)
                                                                           __________________   __________
The Dow(R) Target 5 Portfolio, 3rd Quarter 2017 Series                     $                    $
The Dow(R) Target Dividend Portfolio, 3rd Quarter 2017 Series
Global Target 15 Portfolio, 3rd Quarter 2017 Series
S&P Target 24 Portfolio, 3rd Quarter 2017 Series
S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series
Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series
Target Double Play Portfolio, 3rd Quarter 2017 Series
Target Focus Four Portfolio, 3rd Quarter 2017 Series
Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series
Target Growth Portfolio, 3rd Quarter 2017 Series
Target Triad Portfolio, 3rd Quarter 2017 Series
Target VIP Portfolio, 3rd Quarter 2017 Series
Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target 24 Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series, ____% (consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Target Double Play Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Target Focus Four Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series, ____% (consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Target Growth Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Target Triad Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Page 44


Target VIP Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series, ____%
(consisting of __________, ____%; __________, ____%; __________, ____% and
__________, ____%)

(5) Securities of companies in the following sectors comprise the approximate percentage of the investments of the Global Target 15 Portfolio, 3rd Quarter 2017 Series as indicated:
_____________, ____%; _____________, ____%; _____________, ____%;
_____________, ____%; _____________, ____%; _____________, ____%% and
_____________, ____%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the approximate percentage of the investments of the Trusts as indicated:

    S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series, ____%
    Target Double Play Portfolio, 3rd Quarter 2017 Series, ____%
    Target Focus Four Portfolio, 3rd Quarter 2017 Series, ____%
    Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series, ____% Target VIP Portfolio, 3rd Quarter 2017 Series, ____%
    Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series, ____%

(7) Companies in the Global Target 15 Portfolio, 3rd Quarter 2017 Series are categorized by the country in which their corporate headquarters are located. This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

*  This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6710, consists of 13 separate portfolios set forth below:

- Dow(R) Target 5 3Q '17 - Term 10/9/18
  (The Dow(R) Target 5 Portfolio, 3rd Quarter 2017 Series )
- Dow(R) Target Dvd. 3Q '17 - Term 10/9/18
  (The Dow(R) Target Dividend Portfolio, 3rd Quarter 2017 Series )
- Global Target 15 3Q '17 - Term 10/9/18
  (Global Target 15 Portfolio, 3rd Quarter 2017 Series)
- S&P Target 24 3Q '17 - Term 10/9/18
  (S&P Target 24 Portfolio, 3rd Quarter 2017 Series)
- S&P Target SMid 60 3Q '17 - Term 10/9/18
  (S&P Target SMid 60 Portfolio, 3rd Quarter 2017 Series)
- Target Divsd. Dvd. 3Q '17 - Term 10/9/18
  (Target Diversified Dividend Portfolio, 3rd Quarter 2017 Series)
- Target Dbl. Play 3Q '17 - Term 10/9/18
  (Target Double Play Portfolio, 3rd Quarter 2017 Series)
- Target Focus 4 3Q '17 - Term 10/9/18
  (Target Focus Four Portfolio, 3rd Quarter 2017 Series)
- Target Global Dvd. Leaders 3Q '17 - Term 10/9/18
  (Target Global Dividend Leaders Portfolio, 3rd Quarter 2017 Series)
- Target Growth 3Q '17 - Term 10/9/18
  (Target Growth Portfolio, 3rd Quarter 2017 Series)
- Target Triad 3Q '17 - Term 10/9/18
  (Target Triad Portfolio, 3rd Quarter 2017 Series)
- Target VIP 3Q '17 - Term 10/9/18
  (Target VIP Portfolio, 3rd Quarter 2017 Series)
- Value Line(R) Target 25 3Q '17 - Term 10/9/18
  (Value Line(R) Target 25 Portfolio, 3rd Quarter 2017 Series )

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                         Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

 The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow
(R) Target 5 Strategy.

Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a _______________ Trust.

            The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of ____ business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target Dividend Portfolio is considered to be a _______________ Trust.

                 Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.

Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a _______________ Trust.

                   S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of ____ business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.

Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a _______________ Trust.

                S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of ____ business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

     - Price to cash flow;

     - 12-month change in return on assets; and

     - 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.

Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a _______________ Trust.

            Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of ____ business days prior to the date of this prospectus and screen for the following:

     - Minimum market capitalization of $250 million;

     - Minimum three-month average daily trading volume of $1.5 million; and

     - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

     - Indicated dividend yield - 50%;

     - Price-to-book - 25%; and

     - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P Global Industry Classification Standard ("GICS(R)") market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

                Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value

Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of ____ business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of ____ business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                 Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE
(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of ____ business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

     - Price-to-book; and

     - Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

          Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of ____ business days prior to the Initial Date of Deposit which consist of the following:

     - Domestic equity - all U.S. stocks.

     - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.

     - REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

     - Market capitalization greater than $1 billion.

     - Three-month average daily trading volume greater than $1 million.

     - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

     - 40% domestic equity.

     - 40% international equity.

     - 20% REITs.

                   Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of ____ business days prior to the date of this prospectus and screen for the following:

     - Minimum market capitalization of $6 billion;

     - Minimum three month average daily trading volume of $5 million; and

     - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

     - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1-payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

     - Change in return on assets; and

     - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.

                   Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target

Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.

Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a _______________ Trust.

                    Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20

Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of ____ business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of ____ business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary Receipts/ADRs and mineral and oil royalty trusts) as of ____ business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

                      Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000(R) Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

____ of the Securities in the Value Line(R) Target 25 Portfolio represent approximately ____% of the value of the Trust. If these stocks decline in value you may lose a substantial portion of your investment.

Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and a Republican-controlled Congress could result in significant changes to governmental policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, the U.S. Federal Reserve has started to increase interest rates and there is no way to predict how quickly interest rates will rise in the future. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

REITs. Certain of the Securities in the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. have two years, after formal notification of withdrawal is given to the E.U., to agree on a withdrawal agreement. If no agreement is formed within two years, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

            Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA (R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.


                                   COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                    Hypothetical Strategy Total Returns(1)(4)


                         The Dow(R)                                                         Target
         The Dow(R)        Target          Global             S&P         S&P Target      Diversified
          Target 5        Dividend        Target 15        Target 24       SMid 60         Dividend
Year      Strategy        Strategy        Strategy         Strategy        Strategy        Strategy
----     ----------      ----------       ---------        ---------      ----------      -----------
1972        20.28%
1973        17.70%
1974        -7.43%
1975        62.98%
1976        38.95%
1977         3.28%
1978        -1.19%
1979         7.49%
1980        38.83%
1981         1.32%
1982        41.14%
1983        34.33%
1984         8.66%
1985        36.08%
1986        28.39%                                           19.46%
1987         8.55%                          16.03%            1.86%
1988        19.01%                          20.88%            4.42%
1989         8.08%                          14.44%           22.45%
1990       -17.85%                           0.61%            6.56%
1991        59.90%                          39.86%           40.47%
1992        20.73%          30.19%          24.17%           -1.67%
1993        31.50%          18.37%          62.31%            8.16%
1994         5.55%          -8.38%         -10.07%            4.92%
1995        28.14%          47.09%          11.42%           39.09%          25.52%           28.32%
1996        23.58%          16.31%          19.42%           31.38%          13.37%           15.12%
1997        17.25%          40.80%          -8.81%           30.17%          42.29%           26.14%
1998        10.00%           3.11%          11.06%           39.93%           5.00%           13.09%
1999        -9.37%          -6.48%           6.11%           41.25%          24.06%           17.71%
2000         8.40%          26.05%           2.22%            3.97%          14.23%           19.99%
2001        -4.91%          40.84%          -1.09%          -10.94%          32.19%           29.79%
2002       -12.77%          -0.68%         -14.36%          -19.13%          -5.18%          -10.29%
2003        20.32%          32.32%          35.88%           23.24%          45.60%           47.28%
2004         9.73%          19.06%          29.19%           13.67%          23.68%           20.68%
2005        -2.86%           2.42%          11.46%            3.75%           3.22%            2.10%
2006        38.89%          17.78%          39.99%            1.54%          19.84%           15.56%
2007         1.77%           1.23%          14.22%            3.28%          -9.54%           -3.73%
2008       -50.33%         -39.44%         -43.33%          -29.32%         -37.58%          -36.97%
2009        17.45%          14.56%          49.28%           12.18%          60.21%           41.04%
2010        10.25%          15.87%           9.28%           18.23%          15.22%           20.35%
2011        17.03%           5.73%          -8.25%            7.01%          -8.71%            3.27%
2012         9.40%           5.08%          25.11%            8.07%          20.53%           10.90%
2013        38.55%          28.89%          16.45%           42.38%          37.56%           31.77%
2014        11.60%          13.00%          10.28%            7.13%          -0.15%            5.31%
2015         7.83%          -5.89%          -6.28%            2.13%          -8.78%          -12.92%
2016        11.75%          23.19%          -2.71%            0.71%          30.93%           16.01%
2017         1.73%           1.95%           4.20%            0.30%          -6.69%            0.65%
(thru 4/28)

                                   COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                    Hypothetical Strategy Total Returns(1)(4)

                                           Target
                           Target          Global
            Target         Focus          Dividend        Target          Target         Target     Value Line(R)
         Double Play        Four           Leaders        Growth          Triad           VIP         Target 25
Year       Strategy       Strategy        Strategy       Strategy        Strategy       Strategy       Strategy
----     -----------      --------        --------       --------        --------       --------    -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                      33.42%
1986                                                                                                      20.31%
1987                                                                                                      17.02%
1988                                                                                                      -9.30%
1989                                                                                                      48.29%
1990                                                                                      0.26%            3.24%
1991                                                                                     57.25%           83.90%
1992         13.53%                                                                       4.25%           -2.54%
1993         21.61%                                                                      22.21%           25.15%
1994          1.87%                                                                       2.20%           12.28%
1995         49.46%                                       31.09%                         43.06%           52.30%
1996         35.31%        28.00%                         25.12%          22.29%         38.83%           54.35%
1997         37.13%        37.43%                         41.29%          34.91%         25.97%           34.02%
1998         47.22%        31.16%           2.76%         37.30%          27.59%         51.40%           91.16%
1999         52.89%        45.31%          12.58%         33.93%          32.01%         48.97%          111.42%
2000          7.17%         9.81%           4.80%          8.50%          12.02%         -4.40%          -10.32%
2001         20.12%        20.36%           7.10%         -4.07%           5.01%        -11.16%            0.00%
2002        -12.46%       -10.95%          -7.46%        -10.68%         -11.52%        -21.22%          -23.82%
2003         35.66%        39.06%          48.30%         34.17%          38.43%         34.92%           39.45%
2004         20.41%        21.77%          24.70%         16.87%          18.64%         13.18%           21.90%
2005         11.03%         9.06%          11.79%         17.26%          12.40%          6.89%           19.82%
2006          9.06%        14.38%          29.67%         16.97%          17.66%         11.99%            0.79%
2007         12.37%         7.14%          22.29%         20.08%          13.48%          9.39%           23.68%
2008        -45.55%       -43.28%         -30.05%        -52.45%         -47.48%        -45.83%          -51.37%
2009          8.56%        27.54%          53.52%         18.37%          27.36%         12.18%            3.24%
2010         22.22%        18.04%          20.31%         17.29%          16.48%         18.43%           28.71%
2011        -12.09%       -11.46%           0.45%        -12.42%          -8.27%         -1.94%          -29.20%
2012          9.55%        12.84%          12.86%          5.90%           7.59%         12.36%           14.30%
2013         31.32%        31.59%          25.36%         37.30%          33.33%         36.29%           34.10%
2014         11.34%         5.97%           3.23%          6.43%           4.62%          6.26%           10.06%
2015         -7.78%        -8.31%         -12.28%          8.36%           0.06%         -4.34%           -9.34%
2016         14.10%        19.05%          14.92%         -1.74%           4.88%          8.38%            5.43%
2017          1.85%        -0.32%           2.03%         12.39%           8.09%          4.49%            2.05%
(thru 4/28)

                                       COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                                 Index Total Returns(4)

                      Dow
                     Jones                                                                                    Cumulative
                      U.S.                                                                      MSCI All      Interna-
                     Select                               Russell                   Hang        Country       tional
                    Dividend     S&P 500     S&P 1000     3000(R)                   Seng         World        Index
Year    DJIA(R)    Index(sm)      Index       Index       Index       FT Index      Index        Index        Returns(3)
----    --------   ---------     -------     --------     -------     --------      -----       --------      ----------
1972      18.48%                  19.00%
1973     -13.28%                 -14.69%
1974     -23.58%                 -26.47%
1975      44.75%                  37.23%
1976      22.82%                  23.93%
1977     -12.84%                  -7.16%
1978       2.79%                   6.57%
1979      10.55%                  18.61%
1980      22.17%                  32.50%
1981      -3.57%                  -4.92%
1982      27.11%                  21.55%
1983      25.97%                  22.56%
1984       1.31%                   6.27%
1985      33.55%                  31.72%
1986      27.10%                  18.67%
1987       5.48%                   5.25%                                38.32%      -10.02%                     11.26%
1988      16.14%                  16.56%                                 7.03%       16.05%                     13.07%
1989      32.19%                  31.62%                                24.53%        5.52%                     20.75%
1990      -0.56%                  -3.19%                                10.36%        6.74%                      5.51%
1991      24.19%                  30.33%                                14.88%       42.46%                     27.17%
1992       7.41%      22.65%       7.61%                                -2.18%       28.89%                     11.37%
1993      16.93%      14.59%      10.04%                                20.25%      123.33%                     53.50%
1994       5.01%      -0.19%       1.30%                                 1.19%      -30.00%                     -7.93%
1995      36.87%      42.80%      37.50%       30.69%      36.57%       17.83%       27.30%                     27.33%
1996      28.89%      25.08%      22.89%       19.85%      21.63%       20.55%       37.50%                     28.98%
1997      24.94%      37.83%      33.31%       30.26%      31.67%       16.44%      -17.66%                      7.91%
1998      18.15%       4.33%      28.55%       13.20%      24.11%       12.20%       -2.72%       21.97%         9.21%
1999      27.21%      -4.08%      21.03%       14.11%      20.96%       17.44%       73.42%       26.82%        39.36%
2000      -4.71%      24.86%      -9.10%       15.86%      -7.30%      -18.58%       -9.36%      -13.94%       -10.88%
2001      -5.43%      13.09%     -11.88%        1.45%     -11.43%      -23.67%      -22.39%      -15.91%       -17.16%
2002     -14.97%      -3.94%     -22.09%      -14.54%     -21.53%      -29.52%      -15.60%      -18.98%       -20.03%
2003      28.23%      30.16%      28.65%       36.61%      31.02%       26.27%       41.82%       34.63%        32.11%
2004       5.30%      18.14%      10.87%       18.39%      11.93%       20.80%       16.95%       15.75%        14.35%
2005       1.72%       3.79%       4.90%       10.93%       6.10%       12.45%        8.68%       11.37%         7.62%
2006      19.03%      19.54%      15.76%       11.89%      15.67%       40.25%       38.58%       21.53%        32.62%
2007       8.87%      -5.16%       5.56%        5.18%       5.16%        0.10%       42.83%       12.18%        17.27%
2008     -31.92%     -30.97%     -36.99%      -34.67%     -37.32%      -54.74%      -46.03%      -41.85%       -44.23%
2009      22.70%      11.13%      26.46%       33.48%      28.29%       33.98%       56.52%       35.41%        37.73%
2010      14.10%      18.32%      15.08%       26.55%      16.93%       13.44%        8.29%       13.21%        11.94%
2011       8.34%      12.42%       2.08%       -0.92%       1.00%      -13.70%      -17.27%       -6.86%        -7.55%
2012      10.23%      10.84%      15.98%       17.40%      16.41%       27.18%       27.66%       16.80%        21.69%
2013      29.63%      29.06%      32.36%       35.87%      33.55%       32.71%        6.55%       23.44%        22.96%
2014      10.02%      15.36%      13.66%        8.54%      12.53%       -5.04%        5.28%        4.71%         3.42%
2015       0.23%      -1.64%       1.38%       -2.11%       0.48%        1.36%       -3.82%       -1.84%        -0.74%
2016      16.46%      21.98%      11.93%       22.49%      12.70%       -8.64%        4.14%        8.48%         3.99%
2017       6.70%       4.42%       7.15%        3.94%       6.86%       10.58%       12.15%        8.77%         9.81%
(thru 4/28)
______________________

See "Notes to Comparison of Hypothetical Total Return" on page 63.

Page 62


               NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:

                                           Hypothetical
                                             Average
                                              Annual
Strategy                                   Total Return      Corresponding Index                              Index Returns
--------                                   ------------      -------------------                              -------------
The Dow(R) Target 5 Strategy                 12.89%          DJIA(R) (from 12/31/71 through 12/31/16)            10.81%
The Dow(R) Target Dividend Strategy          11.94%          Dow Jones U.S. Select Dividend Index(sm)            12.04%
                                                             S&P 500 Index (from 12/31/91 through 12/31/16)       9.13%
Global Target 15 Strategy                    10.45%          Cumulative International Index                       9.77%
S&P Target 24 Strategy                       10.75%          S&P 500 Index (from 12/31/85 through 12/31/16)      10.40%
S&P Target SMid 60 Strategy                  13.37%          S&P 1000 Index                                      12.24%
Target Diversified Dividend Strategy         11.96%          Russell 3000(R) Index                                9.61%
Target Double Play Strategy                  13.47%          S&P 500 Index (from 12/31/91 through 12/31/16)       9.13%
Target Focus Four Strategy                   12.38%          S&P 500 Index (from 12/31/95 through 12/31/16)       8.35%
Target Global Dividend Leaders Strategy      11.21%          MSCI All Country World Index                         5.70%
Target Growth Strategy                       10.90%          S&P 500 Index (from 12/31/94 through 12/31/16)       9.53%
Target Triad Strategy                        10.43%          S&P 500 Index (from 12/31/95 through 12/31/16)       8.35%
Target VIP Strategy                          11.40%          S&P 500 Index (from 12/31/89 through 12/31/16)       9.37%
Value Line(R) Target 25 Strategy             15.72%          S&P 500 Index (from 12/31/84 through 12/31/16)      11.01%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2017 through December 20, 2017. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                Additional
(in millions)                              Concession
_____________________________________________________
$25 but less than $100                         0.025%
$100 but less than $150                        0.050%
$150 but less than $250                        0.075%
$250 but less than $1,000                      0.100%
$1,000 but less than $5,000                    0.125%
$5,000 but less than $7,500                    0.150%
$7,500 or more                                 0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by a Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from a Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trusts to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by a Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends from REIT Shares.

If a Trust holds REIT Shares, then some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Ordinary income dividends would generally be subject to ordinary income tax rates. Certain dividends may be taxed at capital gains rates. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you reinvest the proceeds of a disposition of your Units or a disposition of assets by a Trust, all or a portion of any loss you may recognize on the disposition may be disallowed if your reinvestment is in stocks held directly or indirectly through the Trust.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units in a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to REIT Shares which may be included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Regulated Investment Company Trusts.

The following discussion pertains to the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from a Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                      Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global

Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

              Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $355 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2016, the total partners' capital of First Trust Portfolios L.P. was $44,799,050.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 83


                                First Trust(R)

                    Dow(R) Target 5 3Q '17 - Term 10/9/18
                   Dow(R) Target Dvd. 3Q '17 - Term 10/9/18
                    Global Target 15 3Q '17 - Term 10/9/18
                     S&P Target 24 3Q '17 - Term 10/9/18
                   S&P Target SMid 60 3Q '17 - Term 10/9/18
                   Target Divsd. Dvd. 3Q '17 - Term 10/9/18
                    Target Dbl. Play 3Q '17 - Term 10/9/18
                     Target Focus 4 3Q '17 - Term 10/9/18
               Target Global Dvd. Leaders 3Q '17 - Term 10/9/18
                     Target Growth 3Q '17 - Term 10/9/18
                      Target Triad 3Q '17 - Term 10/9/18
                       Target VIP 3Q '17 - Term 10/9/18
                Value Line(R) Target 25 3Q '17 - Term 10/9/18
                                   FT 6710

                                   Sponsor:

                          First Trust Portfolios L.P.

                          Member SIPC o Member FINRA
                            120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                              101 Barclay Street
                           New York, New York 10286
                                 800-813-3074
                             24-Hour Pricing Line:
                                 800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                           ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

 THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                     STATE WHERE A SALE WOULD BE ILLEGAL.

                           ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

         -  Securities Act of 1933 (file no. 333-217615) and

         -  Investment Company Act of 1940 (file no. 811-05903)

Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the SEC's
                               Internet site at
                              http://www.sec.gov.

                    To obtain copies at prescribed rates -

           Write: Public Reference Section of the SEC, 100 F Street, N.E.,
                  Washington, D.C. 20549
  e-mail address: publicinfo@sec.gov

                                 July __, 2017

              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 84


                                 First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 6710 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated July __, 2017. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Dow Jones & Company, Inc.                                              1
Nasdaq, Inc.                                                           2
Value Line Publishing, Inc.                                            2
New York Stock Exchange                                                3
Risk Factors
   Securities                                                          3
   Dividends                                                           4
   REITs                                                               4
   Hong Kong and China                                                 5
   Japan                                                               7
   United Kingdom                                                      7
   Foreign Issuers                                                     8
   Emerging Markets                                                    9
   Exchange Rates                                                      9
   Small and/or Mid Capitalization Companies                          13
Securities
   The Dow(R) DART 5 Strategy Stocks                                  13
   The Dow(R) Target 5 Strategy Stocks                                13
   The Dow(R) Target Dividend Strategy Stocks                         14
   European Target 20 Strategy Stocks                                 15
   Global Target 15 Strategy Stocks                                   17
   Nasdaq(R) Target 15 Strategy Stocks                                18
   NYSE(R) International Target 25 Strategy Stocks                    20
   S&P Target 24 Strategy Stocks                                      22
   S&P Target SMid 60 Strategy Stocks                                 24
   Target Diversified Dividend Strategy Stocks                        28
   Target Global Dividend Leaders Strategy Stocks                     31
   Target Growth Strategy Stocks                                      36
   Target Small-Cap Strategy Stocks                                   39
   Value Line(R) Target 25 Strategy Stocks                            42

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

 S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE (R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Strategy; recommend that any person invest in the NYSE (R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy; consider the needs of the NYSE
(R) International Target 25 Strategy or the owners of the NYSE (R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owners of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Global Dividend Leaders Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any tariffs on imported goods, quotas or dumping laws. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism and financial links. Although this integration helped Hong Kong to recover more quickly from the slowdown than anticipated initially, Hong Kong is still vulnerable to global financial volatility or a slowdown in the global economy because of Hong Kong's reliance on foreign trade and investments.

Hong Kong's government promotes the Special Administrative Region as the site for Chinese renminbi ("RMB") internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. While deposits of RMB grew to roughly 9.4% of Hong Kong's total system deposits by the end of 2015, Hong Kong's government is searching for ways to expand the use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's total trading by value. Natural resources are limited in Hong Kong, which results in the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 47.3 million in 2014, which outnumbered visitors from all other countries combined. However, Chinese visitors to Hong Kong declined by 3% in 2015 to approximately 45.7 million, reflecting a 2.5% drop in total visitors to Hong Kong. The Hong Kong Stock Exchange is now the premier stock market for Chinese firms who seek to list abroad. In 2015, companies from China constituted close to 51% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 62.1% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to China. In order to forge closer ties between Hong Kong and China, the two signed a new agreement on achieving basic liberalization of trade in services in Guangdong Province. Effective March 2015, these new measures cover a negative list and a most-favored treatment. The measures are designed to improve access to the China's service sector for companies based in Hong Kong. As a result of credit expansion and tight housing supply conditions, property prices in Hong Kong have increased rapidly. Inflation rose to 4.4% in 2014, but decreased to 2.9% in 2015. Lower and middle income segments of the population are increasingly unable to afford adequate housing.

Economic integration between Hong Kong and China is most evident in the banking and financial sector. The Hong Kong-Shanghai Stock Connect, the Mutual Recognition of Funds and The Hong Kong Shanghai Gold Connect initiatives are important steps in allowing access to China's capital markets and have reinforced Hong Kong's important role as China's offshore RMB market. In addition, Hong Kong authorities are also exploring the use of bonds, commodities or other investment products as a way to further encourage integration.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world. The reforms in China began with the phase-out of collectivized agriculture, and have expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history. In 2015, China was the largest economy in the world, however, China's per capita income continues to fall below the world average.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual appreciation. In 2015, the People's Bank of China announced it would continue to carefully encourage the full convertibility of the RMB after the currency was accepted as part of the International Monetary Fund's special drawing rights basket.

In addition to having a per capita income below the world average, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, provide higher-wage job opportunities for the striving middle class and increasing number of college graduates, reduce corruption and other economic crimes, and contain environmental damage and social strife resulting from the economy's rapid transformation. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2014, more than 274 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north. Further, economic development and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as nuclear and alternative energy development, rather than coal and oil.

Policy makers are currently challenged by debt still remaining from the stimulus program, industrial overcapacity, inefficient allocation of capital by state-owned banks and the slow recovery of the country's trading partners. The challenges are converging to slow growth in China. The Chinese government's 13th Five-Year-Plan, which was introduced in November 2015, emphasizes continued economic reforms and the need to increase innovation and domestic consumption. This plan is intended to decrease future dependence on fixed investments, exports and heavy industry, however China has made limited progress towards these rebalancing goals. President Xi Jingping's new government has shown a greater willingness to promote reforms focused on China's long-term economic health, including allowing the market to have a more decisive role in allocating resources. China agreed to limit carbon dioxide emissions by 2030.

Japan. After World War II, Japan developed a technologically advanced economy with the help of government and industry cooperation, a strong work ethic, mastery of high technology, and a relatively small defense allocation, only 1% of GDP. The post-World War II economy included closely intertwined structures of manufacturers, suppliers, and distributors, and also guaranteed lifetime employment for a substantial portion of the urban labor force. However, both elements are currently struggling due to pressures from global competition and domestic demographic change.

Japan has limited natural resources and depends heavily on imported raw materials. Following the complete shutdown of Japan's nuclear reactors after the earthquake and tsunami disaster in 2011, the industrial sector of the Japanese economy has become more dependent than ever before on imported fossil fuels. Japan's small agricultural sector is highly subsidized and protected, however, its crop yields are among the highest in the world. Japan is self-sufficient in producing rice, but Japan imports roughly 60% of its food based on calories.

Real economic growth in Japan averaged 10% in the 1960s, 5% in the 1970s and 4% average in the 1980s. In the 1990s, growth slowed significantly, averaging only 1.7%. This decrease was due largely to lasting effects of inefficient investment and an asset price bubble during the late 1980s, which required firms to reduce excess debt, capital and labor. Japan's economy experienced modest growth after 2000, but has fallen into recession four times since 2008. The first recession was the result of a sharp downturn in business investment and the downturn in global demand for Japanese exports in late 2008. A government stimulus spending plan helped the economy recover in late 2009 and 2010. However, the economy contracted again in 2011 due to the massive 9.0 magnitude earthquake and the resulting tsunami that hit Japan in March. In the five years since the disaster, the economy has largely recovered, however output in the areas that were impacted by the earthquake and tsunami continue to fall short of the rest of the country.

In 2013, Japan experienced a sharp increase in growth as a result of Prime Minister Shinzo Abe's "Three Arrows" economic revitalization agenda, also known as "Abenomics." Initially, this plan consisted of monetary easing, "flexible" fiscal policy and structural reform. The Prime Minister revised his agenda in 2015 to include goals to raise nominal GDP by 20% to 600 trillion yen by 2020, to slow population decline by raising the fertility rate and to provide additional assistance to workers with children and aging relatives. Prime Minister Shinzo Abe's government replaced the previous administration's plan to eliminate the use of nuclear power, with a plan to develop nuclear power plants that meet strict new safety standards. The current administration has emphasized the importance of nuclear energy as a base-load electricity source and successfully restarted two nuclear reactors at the Sendai Nuclear Power Plant. In 2015, Japan and 11 trading partners reached agreement on the Trans Pacific Partnership, an agreement intended to open the economy to additional foreign competition and increase new export opportunities for Japanese businesses.

Measured by purchasing power parity that is adjusted for price differences, Japan was the fourth-largest economy in the world in 2015. First-place China surpassed Japan in 2001 and third-place India edged out Japan in 2012. In 2013, the government decided to gradually increase the consumption tax to a total of 10% by 2015, in order to help raise government revenue and to reduce public debt, which exceeds 230% of GDP. However, the initial increase from 5% to 8% in April 2014, resulted in a contraction of GDP. As a result, Prime Minister Shinzo Abe postponed the final phase of this increase until April 2017 to give the economy additional time to recover. Despite progress on ending deflation through aggressive monetary easing, Japan faces other major long-term challenges for the economy, including its aging and shrinking population.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 5.1% of GDP in 2015. The government intends to eliminate the deficit by 2020, through the use of additional cuts to public spending and welfare benefits, and has also pledged to lower the corporation tax from 20% to 18% by 2020.

In 2012, the economy struggled with weak consumer spending and subdued business investment. However, in 2013, GDP grew 1.7% and in 2014, GDP grew 2.8%, a higher rate than expected, due to greater consumer spending and a recovering housing market. Starting in late 2015, the Bank of England began to weigh increases to historically low interest rates against the potential to damage economic growth. The United Kingdom is one of the fastest growing economies in the G7; however economists are concerned about the potential negative impact of the United Kingdom vote to leave the European Union. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.

Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                            Foreign Exchange Rates

                 Range of Fluctuations in Foreign Currencies

              United Kingdom
Annual        Pound Sterling/            Hong Kong/                   Euro/
Period          U.S. Dollar             U.S. Dollar               U.S. Dollar
_____________________________________________________________________________
1983          0.616-0.707               6.480-8.700
1984          0.670-0.864               7.774-8.869
1985          0.672-0.951               7.729-7.826
1986          0.643-0.726               7.768-7.819
1987          0.530-0.680               7.751-7.822
1988          0.525-0.601               7.764-7.825
1989          0.548-0.661               7.775-7.817
1990          0.504-0.627               7.740-7.817
1991          0.499-0.624               7.716-7.803
1992          0.498-0.667               7.697-7.781
1993          0.630-0.705               7.722-7.766
1994          0.610-0.684               7.723-7.748
1995          0.610-0.653               7.726-7.763
1996          0.583-0.670               7.726-7.742
1997          0.584-0.633               7.725-7.750
1998          0.584-0.620               7.735-7.750
1999          0.597-0.646               7.746-7.775               0.845-0.999
2000          0.605-0.715               7.774-7.800               0.967-1.209
2001          0.665-0.728               7.797-7.800               1.045-1.196
2002          0.621-0.710               7.798-7.800               0.953-1.164
2003          0.560-0.643               7.706-7.800               0.794-0.965
2004          0.514-0.570               7.763-7.800               0.733-0.846
2005          0.518-0.583               7.752-7.800               0.743-0.857
2006          0.505-0.581               7.751-7.793               0.749-0.846
2007          0.474-0.521               7.750-7.830               0.672-0.776
2008          0.492-0.695               7.750-7.815               0.625-0.803
2009          0.598-0.727               7.750-7.760               0.661-0.798
2010          0.611-0.698               7.751-7.805               0.689-0.839
2011          0.599-0.652               7.763-7.809               0.674-0.775
2012          0.614-0.653               7.750-7.770               0.743-0.829
2013          0.604-0.673               7.751-7.765               0.725-0.782
2014          0.583-0.644               7.769-7.750               0.718-0.827
2015          0.630-0.683               7.750-7.771               0.826-0.953
2016          0.672-0.825               7.750-7.819               0.867-0.963

Source: Bloomberg L.P.

                                  End of Month Exchange Rates
                                    for Foreign Currencies

                        United Kingdom
                        Pound Sterling/         Hong Kong/                 Euro/
Monthly Period           U.S. Dollar            U.S.Dollar              U.S. Dollar
___________________________________________________________________________________
2014:
 January                .608                    7.765                   .742
 February               .597                    7.760                   .725
 March                  .600                    7.757                   .726
 April                  .593                    7.753                   .721
 May                    .597                    7.753                   .733
 June                   .585                    7.750                   .730
 July                   .592                    7.750                   .747
 August                 .602                    7.750                   .761
 September              .617                    7.765                   .792
 October                .625                    7.755                   .798
 November               .639                    7.754                   .803
 December               .642                    7.755                   .827
2015:
 January                .664                    7.752                   .886
 February               .648                    7.756                   .893
 March                  .675                    7.752                   .932
 April                  .651                    7.751                   .891
 May                    .654                    7.753                   .910
 June                   .636                    7.752                   .897
 July                   .640                    7.753                   .910
 August                 .652                    7.750                   .892
 September              .661                    7.750                   .895
 October                .648                    7.751                   .909
 November               .664                    7.753                   .947
 December               .679                    7.751                   .921
2016:
 January                .702                    7.786                   .923
 February               .719                    7.776                   .920
 March                  .696                    7.757                   .879
 April                  .684                    7.757                   .873
 May                    .690                    7.771                   .898
 June                   .751                    7.759                   .900
 July                   .756                    7.758                   .895
 August                 .761                    7.757                   .896
 September              .771                    7.756                   .890
 October                .817                    7.755                   .911
 November               .800                    7.757                   .944
 December               .810                    7.756                   .951
2017:
 January                .795                    7.759                   .926
 February               .808                    7.762                   .946
 March                  .797                    7.771                   .939

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                      The Dow(R) DART 5 Strategy Stocks

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                     The Dow(R) Target 5 Strategy Stocks

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                  The Dow(R) Target Dividend Strategy Stocks

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                      European Target 20 Strategy Stocks

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                       Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________

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Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________

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Hang Seng Index Companies
_________________________

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                      Nasdaq(R) Target 15 Strategy Stocks

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                NYSE(R) International Target 25 Strategy Stocks

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                         S&P Target 24 Strategy Stocks

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                      S&P Target SMid 60 Strategy Stocks

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                  Target Diversified Dividend Strategy Stocks

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                Target Global Dividend Leaders Strategy Stocks

                                Domestic Stocks

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                             International Stocks

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                                     REITs

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                       Target Small-Cap Strategy Stocks

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                    Value Line(R) Target 25 Strategy Stocks

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We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                                   MEMORANDUM

                                  Re: FT 6710

      The only difference of consequence (except as described below) between FT 6590 which is the current fund, and FT 6710, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                                    1940 ACT

                             FORMS N-8A AND N-8B-2

      These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                                    1933 ACT

                                   PROSPECTUS

      The only significant changes in the Prospectus from the FT 6590 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.



                       CONTENTS OF REGISTRATION STATEMENT

ITEM A   Bonding Arrangements of Depositor:

            First Trust Portfolios L.P. is covered by a Broker's Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

            The facing sheet

            The Prospectus

            The signatures

            Exhibits


                                      S-1


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6710 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on May 12, 2017.

                                               FT 6710
                                                       (Registrant)

                                               By: FIRST TRUST PORTFOLIOS L.P.
                                                       (Depositor)


                                               By  Elizabeth H. Bull
                                                   Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

     Name                          Title*                      Date

James A. Bowen       Director of The Charger             )May 12, 2017
                     Corporation, the General Partner    )
                     of First Trust Portfolios L.P.      )
                                                         )Elizabeth H. Bull
                                                         )Attorney-in-Fact**


    * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

    ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibits 3.1, 3.2 and 3.3 of the Registration Statement.


                        CONSENT OF DELOITTE & TOUCHE LLP

      The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-4


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1* Form of Trust Agreement for FT 6710 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-5


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1*    Opinion of counsel as to legality of securities being registered.

3.2* Opinion of counsel as to Federal income tax status of securities being registered.

3.3* Opinion of counsel as to New York (city and state) tax status of securities being registered.

4.1*    Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


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* To be filed by amendment.


                                      S-6